UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Loop Media, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54352F107

(CUSIP Number)

Bruce A. Cassidy

C/o Loop Media, Inc.

700 N. Central Ave., Suite 430

Glendale, CA 91203

(213) 436-2100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54352F107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Bruce A. Cassidy, Sr.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	30,204,923*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	30,204,923*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
30,204,923*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 19.3%
14.	Type of Reporting Person (See Instructions): IN

 *As of the date hereof, (the "Filing Date"), Bruce A. Cassidy ("Mr. Cassidy") may be deemed to beneficially own an aggregate of 30,204,923 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Loop Media, Inc. (the "Issuer"), reported as follows: (i) 967,982 shares of Common Stock, warrants to purchase up to 68,182 shares of Common Stock currently exercisable at $2.75 per share, and 200,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, which are convertible at any time into 20,000,000 shares of Common Stock, held directly by Bruce A. Cassidy 2013 Irrevocable Trust (the "Cassidy Trust") where Mr. Cassidy is the Grantor; (ii) 6,036,637 shares of Common Stock, warrants to purchase up to 36,364 shares of Common Stock currently exercisable at $2.75 per share, warrants to purchase up to 36,364 shares of Common Stock currently exercisable at $2.75 per share, warrants to purchase up to 72,727 shares of Common Stock currently exercisable at $2.75 per share, and warrants to purchase up to 320,000 shares of Common Stock currently exercisable at $2.75 per share, held directly by Excel Family Partners LLLP ("Excel") where Mr. Cassidy is the Manager; and (iii) warrants to purchase up to 2,666,667 shares of Common Stock currently exercisable for $0.75 per share, held directly by Eagle Investment Group, LLC where Mr. Cassidy is the Manager. Excludes certain convertible promissory notes held by the Cassidy Trust and Excel. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 30,204,923 shares of Common Stock of the Issuer, representing 19.3% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 133,470,141 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

CUSIP No. 54352F107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Bruce A. Cassidy 2013 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Ohio

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	21,036,164*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	21,036,164*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
21,036,164*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 13.7%
14.	Type of Reporting Person (See Instructions): OO

* As of the date hereof, (the "Filing Date"), Bruce A. Cassidy 2013 Irrevocable Trust ( the "Cassidy Trust") may be deemed to beneficially own an aggregate of 21,036,164 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Loop Media, Inc. (the "Issuer"), reported as follows: 967,982 shares of Common Stock, warrants to purchase up to 68,182 shares of Common Stock currently exercisable at $2.75 per share, and 200,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share, which are convertible at any time into 20,000,000 shares of Common Stock, held directly by the Cassidy Trust. Excludes certain convertible promissory notes held by the Cassidy Trust. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Cassidy Trust may be deemed to beneficially own 21,036,164 shares of Common Stock of the Issuer, representing 13.7% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the Filing Date.

The foregoing beneficial ownership percentage is based upon 133,470,141 shares of Common Stock issued and outstanding as of the Filing Date, based on information received from the Issuer and other public information.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Loop Media. Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 700 N. Central Ave., Suite 430, Glendale, California 91203. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.	Identity and Background

This statement is being filed on behalf of Bruce A. Cassidy (“Mr. Cassidy”) and Bruce A. Cassidy 2013 Irrevocable Trust (the “Cassidy Trust”, together with Mr. Cassidy, the “Reporting Persons”).

Mr. Cassidy is (i) a member of the Board of Directors of the Issuer (ii) the Grantor of the Trust, (iii) the Manager of Excel Family Partners LLLP (“Excel”) and (iv) the Manager of Eagle Investment Group, LLC (“Eagle”). Mr. Cassidy, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all of the securities of the Issuer held directly by himself and each of the Cassidy Trust, Excel and Eagle.

The address of the principal business office of Mr. Cassidy is c/o Loop Media, Inc. 700 N. Central Ave., Suite 430, Glendale, California 91203. The address of the principal business office of the Cassidy Trust is 103 Plaza Drive, Suite B, St. Clairsville, Ohio 43950.

The principal business of Mr. Cassidy is to serve on the board of directors of companies operating in the technology and media industry. The principal business of the Cassidy Trust is engaging in the purchase and sale of securities for investment with the objective of capital appreciation for its beneficiaries.

During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cassidy is a citizen of the United States. The Cassidy Trust is a trust formed under the laws of Ohio.

Item 3.	Source and Amount of Funds or Other Consideration

On November 20, 2019, pursuant to that certain Stock Purchase Agreement (the “ November 2019 SPA”), dated November 20, 2019, by and between the Cassidy Trust and Zixiao Chen, the Cassidy Trust purchased 60,000,000 shares of Common Stock and 2,700,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of the Issuer for an aggregate purchase price of $250,000. The shares of Common Stock and Series A Preferred Stock were purchased with investment capital. In connection with the November 2019 SPA, the Cassidy Trust and the Issuer entered into a Promissory Note, dated November 20, 2019, in favor of the Cassidy Trust in the principal amount of $180,000 (the “2019 Promissory Note”).

On February 5, 2020, pursuant to that certain Restricted Stock Purchase Agreement (the “February 2020 RSPA”), dated February 5, 2020, by and between the Cassidy Trust and the Issuer, the Cassidy Trust purchased 200,000 shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), of the Issuer, which shares are convertible at any time into 20,000,000 shares of Common Stock. In exchange for the 200,000 shares of Series B Preferred Stock, the Cassidy Trust: (i) paid $1,000,000 in investment capital; (ii) transferred 60,000,000 shares of Common Stock to the Issuer; (iii) transferred 2,654,000 shares of Series A Preferred Stock to the Issuer; and (iv) forgave indebtedness in the amount of $1,000,000.

On February 5, 2020, the Cassidy Trust (i) privately sold 16,000 shares of Series A Preferred Stock to an individual for a purchase price of $50,000 and (ii) gifted 30,000 shares of Series A Preferred Stock to an individual.

On March 11, 2020, pursuant to that certain Warrant Purchase Agreement (the “March 2020 WPA”), dated March 11, 2020, by and between the Issuer and the Cassidy Trust, the Issuer issued to the Cassidy Trust warrants to purchase up to 2,666,667 shares of Common Stock (the “March 2020 Warrants”), which are currently exercisable at $0.75 per share, in exchange for the forgiveness of indebtedness in the principal amount of $180,000 evidenced by the 2019 Promissory Note. The warrants expire on March 11, 2030. On September 3, 2021, the Cassidy Trust gifted the March 2020 Warrants to Eagle.

On September 30, 2020, pursuant to that certain Stock Purchase Agreement, dated September 30, 2020, by and between the Issuer and the Cassidy Trust, the Cassidy Trust purchased 960,000 shares of Common Stock at $1.25 per share for an aggregate purchase price of 1,200,000. The shares of Common Stock were purchased with investment capital.

On December 1, 2020, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “December 2020 NWPA”), dated December 1, 2020, by and between the Issuer and the Cassidy Trust, the Cassidy Trust acquired warrants to purchase up to 68,182 shares of Common Stock, which are currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $750,000. The acquisitions were funded with investment capital. The convertible promissory note issued pursuant to the December 2020 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (1) on the maturity date based on the average of the volume weighted average price (“VWAP”) of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (2) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (3) mandatorily at the closing of a qualified IPO at (i) the public offering price per share of the Common Stock multiplied by (ii) one (1) minus twenty percent (20%). The warrants expire on the earlier to occur of December 1, 2022 or immediately prior to closing of IPO or upon a change of control.

On April 1, 2021, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “April 2021 NWPA”), dated April 1, 2021, by and between the Issuer and Excel, Excel acquired warrants to purchase up to 72,727 shares of Common Stock, which are currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $800,000. The acquisitions were funded with investment capital. The convertible promissory note issued pursuant to the April 2021 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (1) on the maturity date based on the average of the VWAP of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (2) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (3) mandatorily at the closing of a qualified IPO at (i) the public offering price per share of the Common Stock multiplied by (ii) one (1) minus twenty percent (20%). The warrants expire on the earlier to occur of December 1, 2022 or immediately prior to closing of IPO or upon a change of control.

On May 1, 2021, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “May 2021 NWPA”), dated May 1, 2021, by and between the Issuer and Excel, Excel acquired warrants to purchase up to 36,364 shares of Common Stock, which are currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $400,000. The acquisitions were funded with investment capital. The convertible promissory note issued pursuant to the May 2021 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (1) on the maturity date based on the average of the VWAP of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (2) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (3) mandatorily at the closing of a qualified IPO at (i) the public offering price per share of the Common Stock multiplied by (ii) one (1) minus twenty percent (20%). The warrants expire on the earlier to occur of December 1, 2022 or immediately prior to closing of IPO or upon a change of control.

On June 1, 2021, pursuant to that certain Convertible Note and Warrant Purchase and Security Agreement (the “June 2021 NWPA”), dated June 1, 2021, by and between the Issuer and Excel, Excel acquired warrants to purchase up to 36,364 shares of Common Stock, which are currently exercisable at $2.75 per share, and a 4% convertible promissory note for an aggregate purchase price of $400,000. The acquisitions were funded with investment capital. The convertible promissory note issued pursuant to the June 2021 NWPA has a maturity date of December 1, 2022 and may be converted into Common Stock (1) on the maturity date based on the average of the VWAP of the Common Stock during each trading day during the thirty (30) trading day period ending one trading day prior to the maturity date; (2) immediately upon a change of control based on the average of the VWAP of the Common Stock during each trading day during the ten (10) trading day period ending one trading day prior to the change of control effective date; and (3) mandatorily at the closing of a qualified IPO at (i) the public offering price per share of the Common Stock multiplied by (ii) one (1) minus twenty percent (20%). The warrants expire on the earlier to occur of December 1, 2022 or immediately prior to closing of IPO or upon a change of control.

On June 1, 2021, (i) the Cassidy Trust received 7,982 shares of Common Stock as payment-in-kind interest payments on a promissory note issued in favor of the Cassidy Trust and (ii) Excel received 3,529 shares of Common Stock as payment-in-kind interest payments on promissory notes issued in favor of Excel.

Pursuant to that certain Purchase Agreement, dated August 17, 2021, by and between Pieper Holding GmbH and Excel, Excel purchased 363,163 shares of Common Stock at $2.92 per share for an aggregate purchase price of $1,061,744. The shares of Common Stock were purchased with investment capital.

Pursuant to that certain Purchase Agreement, dated August 17, 2021, by and between Lighthouse interactive, LLC and Excel, Excel purchased 5,349,945 shares of Common Stock at $0.16 per share for an aggregate purchase price $870,099. The shares of Common Stock were purchased with investment capital.

Pursuant to that certain Securities Purchase Agreement (the “September 2021 SPA”), dated September 30, 2021, by and among the Issuer and certain accredited investors, Excel purchased 320,000 shares of Common Stock and warrants to purchase up to 320,000 shares of Common Stock, which are currently exercisable at $2.75 per share, for an aggregate purchase price of $400,000. The shares of Common Stock were purchased with investment capital. The warrants are exercisable at any time and expire on September 30, 2024.

The foregoing descriptions of the December 2020 NWPA, April 2021 NWPA, May 2021 NWPA and June 2021 NWPA are summaries only and are qualified in their entirety by the Form of Convertible Note and Warrant Purchase and Security Agreement attached as Exhibit 5 to this Schedule 13D, which is incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

The foregoing descriptions of the November 2019 SPA, February 2020 RSPA, March 2020 WPA, and September 2021 SPA are summaries only and are qualified in their entirety by the actual terms of the agreements, which are incorporated herein by reference. See Item 7 “Material to be Filed as Exhibits.”

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

As of the date hereof, Mr. Cassidy may be deemed to beneficially own an aggregate of 30,204,923 shares of Common Stock of the Issuer, reported as follows: (i) 967,982 shares of Common Stock, warrants to purchase up to 68,182 shares of Common Stock currently exercisable at $2.75 per share, and 200,000 shares of Series B Preferred Stock, which are convertible into 20,000,000 shares of Common Stock, held directly by the Cassidy Trust, where Mr. Cassidy is the Grantor (ii) 6,036,637 shares of Common Stock, warrants to purchase up to 36,364 shares of Common Stock currently exercisable at $2.75 per share, warrants to purchase up to 36,364 shares of Common Stock currently exercisable at $2.75 per share, warrants to purchase up to 72,727 shares of Common Stock exercisable at $2.75 per share, and warrants to purchase up to 320,000 shares of Common Stock currently exercisable at $2.75 per share, held directly by Excel where Mr. Cassidy is the Manager; and (iii) warrants to purchase up to 2,666,667 shares of Common Stock currently exercisable for $0.75 per share, held directly by Eagle where Mr. Cassidy is the Manager. Excludes certain convertible promissory notes issued pursuant to each of the December 2020 NWPA, April 2021 NWPA, May 2021 NWPA and June 2021 NWPA, which promissory notes are held by the Cassidy Trust and Excel.

As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cassidy may be deemed to beneficially own 30,204,923 shares of Common Stock of the Issuer, representing 19.3% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date hereof.

The foregoing beneficial ownership percentage is based upon 133,470,141 shares of Common Stock issued and outstanding as of the date hereof, based on information received from the Issuer and other public information.

Except as described herein, during the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

Mr. Cassidy, in his capacity as a director of the Issuer may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Stock Option Plan and the Issuer’s director compensation policy, in effect from time to time. Mr. Cassidy will serve as a director until his successor has been elected and qualified or until the earlier of his resignation or removal.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated November 30, 2021, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Stock Purchase Agreement, dated November 20, 2019, by and between Zixiao Chen and Bruce A Cassidy 2013 Irrevocable Trust (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K filed with the SEC on November 25, 2019).

Exhibit 3	Restricted Stock Purchase Agreement, dated February 5, 2020, by and between the Issuer and Bruce A Cassidy 2013 Irrevocable Trust (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on February 7, 2020).

Exhibit 4	Warrant Purchase Agreement, dated March 11, 2020, by and between the Issuer and Bruce A Cassidy 2013 Irrevocable Trust.

Exhibit 5	Form of Convertible Note and Warrant Purchase and Security Agreement.

Exhibit 6	Securities Purchase Agreement dated September 30, 2021, by and among the Issuer and certain accredited investors (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on October 5, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2021

By:	/s/ Joanne Lytle

Joanne Lytle, Attorney-in-Fact for Bruce A. Cassidy, Sr.

BRUCE A. CASSIDY 2013 IRREVOCABLE TRUST

By: The Preferred Legacy Trust Company., its Trustee

By:	/s/ Tiffany Rockstroh

Name:	Tiffany Rockstroh
Title:	Executive Vice President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).